UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-11864
NATIONAL PROPERTY INVESTORS 6

(Exact name of registrant as specified in its charter)
80 International Drive, PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]
Approximate number of holders of record as of the certification or notice date: None .
Pursuant to the requirements of the Securities Exchange Act of 1934, National Property Investors 6 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2016	NATIONAL PROPERTY INVESTORS 6
By: NPI EQUITY INVESTMENTS, INC.
Managing General Partner

By: /s/ Andrew Higdon

Name: Andrew Higdon
Title: Senior Vice President and Chief Accounting Officer